UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

TURTLE BEACH CORPORATION
(Name of Registrant as Specified in Its Charter)

THE DONERAIL GROUP LP

the donerail master fund lp

William wyatt

harbert donerail fund gp llc

donerail group gp llc

HARBERT FUND ADVISORS, Inc.

HARBERt management corporation

scw capital, lp

scw capital qp, lp

scw capital management, lp

trinity investment group, llc

robert cathey

terry jimenez

kimberly kreuzberger

katherine l. scherping

brian stech

michelle d. wilson

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 20, 2022

THE DONERAIL MASTER FUND LP

___________________, 2022

Dear Fellow Stockholders:

The Donerail Group LP, a Delaware limited partnership (the “Donerail Group”), together with the other participants in this solicitation (collectively, “Donerail” or “we”), are significant stockholders of Turtle Beach Corporation, a Nevada corporation (“HEAR” or the “Company”), who beneficially own, in the aggregate, 1,374,865 shares of common stock, $0.001 par value per share (the “Common Stock”), of the Company, constituting approximately 8.3% of the outstanding Common Stock. We are seeking your support at the 2022 Annual Meeting of Stockholders (the “Annual Meeting”) to elect Donerail’s six highly-qualified nominees to the Company’s Board of Directors (the “Board”).

Donerail believes HEAR has suffered from a prolonged period of disappointing operating and financial results, poor corporate governance and questionable capital allocation. We believe HEAR’s boardroom urgently needs wholesale change in order to address these serious concerns, provide renewed accountability to stockholders and catalyze enhanced value creation. To that end, we have invested significant time and resources recruiting a world-class slate that we believe, if elected, would bring the right skills and perspectives to the Board. We are seeking your support at the Annual Meeting to elect our slate of six highly-qualified and capable candidates.

If elected, our nominees, subject to their fiduciary duties, are committed to implementing a comprehensive turnaround plan aimed at unlocking the full potential of HEAR. We look forward to publicly releasing a comprehensive turnaround plan over the coming weeks. While we have confidence that our director nominees’ plans for HEAR will put the Company on the right path towards substantial stockholder value creation, there can be no assurance that the implementation of this comprehensive turnaround plan will ultimately enhance stockholder value. In the event that our director nominees comprise less than a majority of the Board following the Annual Meeting, there can be no assurance that any actions or changes proposed by our director nominees, including the implementation of any turnaround plan, will be adopted or supported by the Board.

There are currently six (6) directors serving on the Board, all of whom have terms expiring at the Annual Meeting. Through the attached Proxy Statement and enclosed WHITE proxy card, we are soliciting proxies to elect only our six (6) nominees. Accordingly, the enclosed WHITE proxy card may only be voted for our nominees and does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement filed with the Securities and Exchange Commission for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the stockholders on or about ____________, 2022.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support,

The Donerail Group LP
William Wyatt

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Donerail’s proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION

DATED APRIL 20, 2022

2022 ANNUAL MEETING OF STOCKHOLDERS

OF

turtle beach corporation
_________________________

PROXY STATEMENT
OF
the donerail master fund lp
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

The Donerail Group LP, a Delaware limited partnership (the “Donerail Group”), together with the other participants in this solicitation (collectively, “Donerail” or “we”), are significant stockholders of Turtle Beach Corporation, a Nevada corporation (“HEAR”, “Turtle Beach” or the “Company”), who beneficially own, in the aggregate, 1,374,865 shares of common stock, $0.001 par value per share (the “Common Stock”), of the Company, constituting approximately 8.3% of the outstanding Common Stock.

We believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the interests of the stockholders, the true owners of HEAR, are appropriately represented in the boardroom. To that end, we have nominated six (6) highly-qualified directors who have strong, relevant backgrounds. We are seeking your support at the Company’s 2022 Annual Meeting of Stockholders scheduled to be held virtually on June 7, 2022 at 9:00 a.m., Pacific Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Donerail’s six director nominees, Terry Jimenez, Michelle D. Wilson, Katherine L. Scherping, Brian Stech, William Wyatt and Kimberly Kreuzberger (each a “Nominee” and, collectively, the “Nominees”) to serve until the next annual meeting of stockholders and until their successors are elected and qualified;
2.	To vote to ratify the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022;
3.	To vote in an advisory manner on the compensation of the Company’s named executive officers; and
4.	To transact such other business that is properly presented at the Annual Meeting and any adjournments or postponements thereof.

This Proxy Statement and the enclosed WHITE proxy card are first being mailed to stockholders on or about [____________], 2022.

The Company has disclosed that the Annual Meeting will be held exclusively online via a virtual meeting format on the Internet. You will not be able to attend the Annual Meeting in person at a physical location. In order to attend the Annual Meeting, you must pre-register by visiting www.cesonlineservices.com/hear22_vm. According to the Company’s proxy statement, stockholders and/or their designated representatives will need to pre-register by 9:00 am. Pacific Time on June 6, 2022 in order to attend the Annual Meeting. According to the Company’s proxy statement, all stockholders participating online will be in listen-only mode but will have an opportunity to submit questions and vote. In order to participate, you will need either your WHITE proxy card or the proxy card you receive from the Company, each of which contain your control number. Shares held in your name as the stockholder of record may be voted electronically during the Annual Meeting. Shares for which you are the beneficial owner but not the stockholder of record also may be voted electronically during the Annual Meeting.

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Donerail believes the terms of all six (6) directors currently serving on the Board expire at the Annual Meeting. This Proxy Statement is only soliciting proxies to elect the Nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees. If all six (6) of our Nominees are elected, they will constitute a majority of the Board.

The Company has set the close of business on April 8, 2022 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). Each outstanding share of Common Stock is entitled to one vote on each matter to be voted upon at the Annual Meeting. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 16,478,974 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. The mailing address of the principal executive offices of the Company is 44 South Broadway, 4th Floor, White Plains, New York 10601.

As of the date hereof, Donerail Group, together with The Donerail Master Fund, LP, a Cayman Islands exempted limited partnership (“Donerail Master Fund”), The Harbert Donerail Fund GP LLC, a Delaware limited liability company (“Donerail Master GP”), The Donerail Group GP LLC, a Delaware limited liability company (“Donerail Group GP”), Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”), Harbert Management Corporation, an Alabama corporation (“HMC”), SCW Capital, LP, a Texas limited partnership (“SCW Capital”), SCW Capital QP, LP, a Texas limited partnership (“SCW QP” and together with SCW Capital, the “SCW Funds”), SCW Capital Management, LP, a Texas limited partnership (“SCW Management”), Trinity Investment Group, LLC, a Delaware limited liability company (“Trinity”), Robert Cathey (together with SCW Capital, SCW QP, SCW Management and Trinity, “SCW”), and the Nominees (each a “Participant” and collectively, the “Participants”), collectively beneficially own 1,374,865 shares of Common Stock (the “Donerail Group Shares”). We intend to vote the Donerail Group Shares FOR the election of the Nominees, FOR the ratification of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and AGAINST the compensation of the Company’s named executive officers.

While we currently intend to vote all of the Donerail Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Donerail Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. If all of our Nominees are elected, our Nominees are willing to add back to the Board up to two incumbent directors. In this event, our Nominees would endeavor to meet with certain of the incumbent directors following the Annual Meeting to determine which ones have the skill sets, experience and perspectives that will best complement the newly composed Board. We have not determined the specific incumbent directors that our Nominees would consider adding back to the Board at this time. Any decision would depend upon not only the credentials of such incumbent directors, but also upon any such incumbent director’s willingness to serve on the Board together with our Nominees. We would only intend to vote some or all of the Donerail Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that by voting the Donerail Group Shares we could help elect the Company nominee(s) that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked.

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THIS SOLICITATION IS BEING MADE BY DONERAIL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH DONERAIL IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

DONERAIL URGES YOU TO VOTE “FOR” ITS NOMINEES VIA THE INTERNET OR TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE PROXY CARD TODAY. IF YOU DO NOT HAVE ACCESS TO THE INTERNET OR A TOUCH-TONE TELEPHONE, PLEASE SIGN, DATE AND RETURN THE WHITE PROXY CARD VOTING “FOR” THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT VIA THE INTERNET OR TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE PROXY CARD, OR IF YOU DO NOT HAVE ACCESS TO THE INTERNET OR A TOUCH-TONE TELEPHONE, BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE proxy card are available at

www.resetturtlebeach.com

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IMPORTANT

Your vote is important, no matter how many or few shares of Common Stock you own. Donerail urges you to vote FOR the election of the Nominees and in accordance with Donerail’s recommendations on the other proposals on the agenda for the Annual Meeting via the Internet or telephone by following the instructions on the enclosed WHITE proxy card today. If you do not have access to the Internet or a touch-tone telephone, please sign, date and return the enclosed WHITE proxy card today.

•	If your shares of Common Stock are registered in your own name, please follow the instructions on the enclosed WHITE proxy card to vote via the Internet or telephone today. If you do not have access to the Internet or a touch-tone telephone, please sign and date the enclosed WHITE proxy card and return it to Donerail, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed proxy card or voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.
•	You may vote your shares virtually at the Annual Meeting. Even if you plan to virtually attend the Annual Meeting, we recommend that you submit your WHITE proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to virtually attend the Annual Meeting.

Due to ongoing delays in the postal system, we are encouraging stockholders to submit their proxies electronically (by Internet or by telephone) if possible.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

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If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Donerail’s proxy materials,

please contact Saratoga at the phone numbers listed below.

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders call toll free at (888) 368-0379
Email: info@saratogaproxy.com

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BACKGROUND OF THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	In February and March of 2021, representatives of Donerail met with representatives of the Company, including Juergen Stark, the Chief Executive Officer of the Company, to inform the Company that Donerail had become a large stockholder and to discuss ways to create stockholder value.
•	On March 18, 2021, Mr. Stark and Chief Financial Officer, John Hanson, held a virtual call with representatives of Donerail to discuss a presentation Donerail had assembled regarding value creation opportunities at the Company. This presentation included, among other topics, (i) Donerail’s analysis regarding Turtle Beach’s underwhelming stock price performance, (ii) Donerail’s analysis regarding options to create stockholder value at the Company, and (iii) Donerail’s view that a Board re-composition was necessary.
•	In March and April of 2021, Donerail continued to attempt to engage with the Company on ways to create stockholder value, but when it became apparent that the Board and management team seemed unwilling to consider Donerail’s proposals, Donerail decided to turn its efforts to acquiring the Company.
•	On April 27, 2021, Donerail sent the Board an initial offer letter detailing Donerail’s willingness to acquire the Company at a price of $34.50 per share.
•	On May 5, 2021, Mr. Stark emailed Donerail stating that he had been busy with earnings preparation and would connect Donerail with the Company’s bankers at Bank of America (“BofA”).
•	On May 10, 2021, Mr. Stark connected Donerail with the Company’s bankers at BofA. Donerail asked Mr. Stark if he had a moment to speak, which Mr. Stark declined. Donerail followed up stating that the request was important and Mr. Stark responded by informing Donerail that M&A matters should be directed to BofA and investor relations matters should be directed to investor relations despite the previous dialogue between Donerail and the Company.
•	On June 16, 2021, Donerail sent a letter to Mr. Stark stating its disappointment at the Board’s reluctance to engage with Donerail as a prospective buyer and requested that the letter to be sent to the rest of the Board.
•	On June 22, 2021, Donerail emailed Mr. Stark encouraging Mr. Stark not to let his personal motivations as the Company’s Chief Executive Officer and a member of the Board prevent the sale of the Company and get in the way of what was right for the Company’s stockholders.
•	Throughout July and August 2021, Donerail attempted in good faith to engage with the Company’s Board of Directors to pursue a transaction.
•	On July 19, 2021, Donerail released an open letter to Mr. Stark and the Board disclosing, among other things, Donerail’s significant concern regarding the Company’s rejection of Donerail’s attractive offer to purchase the entirety of the Company and detailing Donerail’s unwavering commitment to continue to work to maximize value for all Turtle Beach stockholders. In the open letter, Donerail highlighted its growing fear that the Board’s seeming refusal to assess certain value-creating actions that would enrich stockholders may be due to the Board’s desire to protect the positions of management and the Board.
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•	On August 9, 2021, the Donerail Group, William Wyatt, HFA and HMC (together, the “Reporting Parties”) filed a Schedule 13D (the “Schedule 13D”) with the SEC, disclosing an ownership stake in the Company of 6.4% and discussing Donerail’s July 19th open letter to the Board and April 27th acquisition proposal.
•	On August 10, 2021, Mr. Wyatt emailed the Board stating that Donerail was prepared to make themselves available to meet with the Board.
•	On August 19, 2021, Donerail issued a press release disclosing that it had increased its previous offer to acquire the Company to $36.50 per share, which was a 42% premium from the Company’s August 18, 2021 closing price of $25.70 per share. Despite this increased offer, the Board decided to reject the acquisition proposal and indicated that it would only be willing to re-engage if Donerail provided a proposal at a “meaningfully” higher price.
•	On August 20, 2021, the Reporting Parties filed an Amendment No. 1 to the Schedule 13D disclosing a 6.9% ownership stake in the Company and discussing the August 19th press release.
•	On September 1, 2021, the Reporting Parties filed an Amendment No. 2 to the Schedule 13D.
•	On September 16, 2021, Donerail met with members of the Board, including Ms. Hung, Ms. Thompson and Mr. Keitel.
•	On October 26, 2021, the Reporting Parties filed an Amendment No. 3 to the Schedule 13D disclosing an ownership stake of 7.4%.
•	On December 15, 2021, Donerail issued a press release detailing its disappointment with the Board’s lack of engagement with Donerail following Donerail’s August 19th offer to acquire the Company for $36.50 per share, which was a 70% premium from the closing share price on December 14, 2021. Donerail also called on the Company to initiate or publicly disclose its strategic review process and declared its intent to enter into a customary non-disclosure agreement and standstill provisions in connection with a strategic review process.
•	On December 20, 2021, Donerail sent the Board and Company management Donerail’s non-binding Letter of Intent to acquire the entirety of the Company for a price of $32.86 per share.
•	On December 22, 2021, Donerail issued a press release announcing that it had presented a revised offer to the Board on December 20, 2021 to acquire the Company in an all-cash transaction at the proposed price of $32.86 per share.
•	On January 18, 2022, representatives from Donerail had a meeting with Mr. Stark and Mr. Hanson regarding the Company’s poor operating performance.
•	On January 25, 2022, the Reporting Parties filed an Amendment No. 5 to the Schedule 13D.
•	On February 23, 2022, the Reporting Parties filed an Amendment No. 6 to the Schedule 13D.
•	On March 1, 2022, the Reporting Parties filed an Amendment No. 7 to the Schedule 13D.
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•	On March 2, 2022, Donerail issued a press release and open letter to the Company’s stockholders announcing that it had withdrawn its offer to acquire the Company and disclosing its intent to nominate a full slate of director candidates for election to the Board at the Annual Meeting.
•	On March 3, 2022, there was a virtual meeting between Mr. Stark and Mr. Hanson with Donerail to discuss the Company’s recent disappointing earnings release.
•	Also on March 3, 2022, Donerail issued a press release and open letter to the Company’s stockholders thanking stockholders for their overwhelmingly positive response to Donerail’s announcement of its intent to nominate director candidates to the Board as well as discussing its disappointment with the Company’s fourth quarter 2021 results and 2022 annual guidance.
•	On March 4, 2022, the Reporting Parties filed an Amendment No. 8 to the Schedule 13D disclosing a 7.3% ownership stake in the Company and discussing the March 2nd and March 3rd press releases and open letters to stockholders.
•	On March 13, 2022, Mr. Stark emailed Mr. Wyatt copying certain other representatives of the Company regarding the Company’s level of engagement with Donerail over the past year and offered initial terms of a settlement agreement.

•	Between March 13, 2022 and April 18, 2022, counsel for the Company and counsel for Donerail corresponded at various times to discuss certain matters including, but not limited to, the terms of a potential settlement agreement between Donerail and the Company and the Books and Record Request.

•	On March 22, 2022, the Donerail Group delivered a notice of nomination (the “Nomination Notice”) to the Company nominating six candidates, Terry Jimenez, Michelle D. Wilson, Katherine L. Scherping, Brian Stech, William Wyatt and Kimberly Kreuzberger, for election to the Board at the Annual Meeting.
•	Also on March 22, 2022, the Reporting Parties and SCW filed an Amendment No. 9 to the Schedule 13D announcing the delivery of the Nomination Notice and disclosing that Donerail and SCW had entered into a joint filing and solicitation agreement to, among other things, form a group to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by the group, at the Annual Meeting.
•	Also on March 22, 2022, the Company issued a press release confirming its receipt of the Nomination Notice and discussing the Company’s ongoing engagement with Donerail.
•	On March 29, 2022, certain of the members of Donerail delivered a letter to the Company requesting access to and inspection of certain books, records and documents of the Company pursuant to Section 78.105 of the Nevada Revised Statutes (the “Books and Records Request”).
•	On April 4, 2022, the Company, through its counsel, responded to the Books and Records Request.
•	On April 5, 2022, Donerail delivered a supplement to the Nomination Notice to the Company updating certain information that was contained in the Nomination Notice.

•	On April 8, 2022, the Company filed its preliminary proxy statement with the SEC.
•	On April 12, 2022, Donerail and Mr. Jimenez issued a joint statement regarding Donerail’s prior acquisition efforts at Turtle Beach and financing capabilities. In the press release, the Donerail Group noted that while it is no longer focused on an acquisition of Turtle Beach, the Donerail Group believes the Company has attempted to distort the historical interactions between the parties, and as such, the Donerail Group felt compelled to clarify certain aspects of its prior interactions with the Company. Mr. Jimenez, former CEO and director of Tribune Publishing (“Tribune”), stated that based on his experience with Donerail while serving at Tribune, “Donerail quickly completed confirmatory due diligence and cemented nearly $500 million of committed financing to acquire the entirety of Tribune….While Donerail’s bid did not lead to a mutually agreeable transaction, Donerail proved to have the resources and network to credibly raise a substantial amount of capital.”
•	On April 14, 2022, Donerail filed a preliminary proxy statement.
•	On April 18, 2022, the Company filed a revised preliminary proxy statement.

•	On April 20, 2022, Donerail filed this revised preliminary proxy statement.

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REASONS FOR THE SOLICITATION

THE OPPORTUNITY IS CLEAR. THE TEAM IS SET. THE TIME IS NOW.

Donerail and the other participants in its solicitation collectively represent one of the largest stockholders of Turtle Beach. Our many months of engagement with leadership and extensive analysis of Turtle Beach’s capital allocation decisions, corporate governance, operations and historical performance have led us to conclude that the Company is plagued by a number of value-destructive issues. We see an array of governance, financial and strategic lapses that need to be immediately addressed by a more focused, open-minded and self-aware leadership team. Fortunately, if material improvements are overseen by a reconstituted Board, we believe Turtle Beach can reemerge as a growing gaming peripheral industry powerhouse.

It is important to stress that Donerail has tried to engage in good faith with the current Board and management team to share our analysis and provide constructive recommendations. We did not want to run an election contest. In fact, we presented to the Board and management team over a year ago, in March 2021, a comprehensive analysis of how we believed Turtle Beach’s share price could be materially increased. Our engagement has continued and included sending numerous letters, having several principal-to-principal discussions and facilitating frequent advisor-to-advisor interactions. We have gone to these great lengths because we believe there is a significant amount of upside value trapped within Turtle Beach’s languishing shares – and we want to unlock that value for all stockholders.

We previously made highly-competitive proposals to acquire Turtle Beach, but after the Board refused to engage with us in a constructive manner, we withdrew our most recent offer and are now fully committed to turning around the Company in the public market and for the benefit of all stockholders. Our goal is singular – to overhaul the Board and implement a credible operating plan that we feel can revitalize the corporate culture and produce long-term, sustainable value.

We have recruited and nominated a well-rounded slate of experienced operators with expertise in gaming, capital allocation, strategic transactions, matters of corporate finance, operational turnarounds, supply chain management and, critically, effective public company governance and compensation programs. With the help of our network of consultants and advisors, we have also developed an operating plan that we are continuing to refine that we believe would unlock the full potential of Turtle Beach’s unique assets and allow for equity value creation performance at least on par with (and hopefully surpassing) its best-in-class competitors. We believe this is the right time to reconstitute the Board with superior, stockholder-nominated directors that can reset Turtle Beach and help reverse years of chronic underperformance.

THE BOARD HAS PRESIDED OVER LONG-TERM FINANCIAL UNDERPERFORMANCE DURING MR. STARK’S TENURE AS CEO

For far too long, we believe stockholders have had to suffer and bear witness as the Board has presided over what is, in our view, chronic underperformance, dismal operating results, poor capital allocation and weak corporate governance. Since Mr. Stark took over as Chief Executive Officer in January 2014, Turtle Beach’s shares are down approximately 60% while the Russell 2000 Index is up over 90%, the S&P 500 Index is up over 170% and the Company’s own proxy peer group is up over an average of 190%.1 Additionally, under Mr. Stark and the rest of the Board’s oversight, EBITDA margins have been cut in half and growth has seemingly slowed to a halt. This downward trend was further highlighted by the Company’s annual 2021 earnings results, which reported a 2021 EBITDA that was below the guidance that Company management had set for itself in the middle of 2021.2 Despite this, Mr. Stark has made a point to detail the Company’s continued interest and appetite to acquire businesses on a recent earnings call even with, what we believe, has been a historic inability to generate a meaningful return-on-investment for Turtle Beach shareholders and what appears to us to be a significant misuse of capital.

1 Per Bloomberg. Proxy peer group includes 2020 Peer Group companies listed in the Company’s 2021 proxy statement that were public when Parametric Sound completed its merger with Turtle Beach.

2 Turtle Beach Corporation Press Release, dated March 2, 2022.

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We recognize that the Board enjoys using the tagline “Consistent Strong Performance Has Enabled the Company to Deliver Five Year Total Shareholder Returns of Over 350%”.3 This statement, however, obscures the fact that five years ago exogenous forces dramatically increased the value of the Company’s entire industry, gaming peripherals, but in the past 4 years, HEAR’s stock has performed poorly in an absolute sense and relative to its peers. The timeframe chosen by the Board also conveniently left out the massive value destruction from when Mr. Stark took over as public Company CEO up until 5 years ago, during which time the Turtle Beach stock price declined from over $55 per share to less than $2 per share.

It is important to understand why the Board continues to reference “the five year total return”; just over five years ago, a structural macro shift occurred in the video game peripheral industry– the onset of “Battle Royale” games. In 2018 all console and PC headset makers alike benefited because “Battle Royale” games make the headset just as necessary as the controller. Consequently, attach rates increased from less than 50% to ~100%, significantly increasing demand for gaming headsets. This phenomenon is one of the core tenants of our investment thesis: macro demand for headsets will continue far into the future due to the importance of the headset to the gaming experience.

Nevertheless, when we evaluate management teams and Boards of Directors, we try our best to normalize for unforeseen macroeconomic factors that may have benefitted the business, such as the onset of “Battle Royale” games. In fact, if we evaluate HEAR’s stock performance AFTER the onset of “Battle Royale” games, then it has performed extremely poorly. In July 2018, HEAR’s stock price had experienced a historic rise due to this specific macro benefit as clearly articulated in the following research note from Oppenheimer:

“Hardcore gamers have known this; Fortnite and PUBG [Battle Royale games] proved to the casual gamers that headsets are necessary to excel in games. We increase our 2018 estimates above guidance as we see these trends picking up speed as we head into the back half of the year.” Oppenheimer and Company, July 23, 2018.

If we compare HEAR’s stock price performance from the date of this research note to the broader market and its core peers, the Company has woefully underperformed. Since then, HEAR has underperformed gaming peripheral peer Logitech International S.A. (Nasdaq: LOGI) (“Logitech”) by ~75% and the Russell 2000 by ~50%.4

Further, when Mr. Stark became CEO after the Parametric Sound merger, Turtle Beach’s Enterprise Value was ~$600 million, compared to Logitech’s Enterprise Value of ~$1.7 billion. HEAR was ~35% the size of Logitech. Now, after being exposed to all the same macro trends, opportunities and challenges, HEAR is less than 3% the size of Logitech. Over the past eight years, since Mr. Stark has been CEO, Logitech has managed to grow its Enterprise Value by ~$10 billion while Turtle Beach’s value has been halved.5 We believe this is due to the Board’s lack of oversight on capital allocation as well as their inability to hold the CEO accountable.

It is apparent to us that the Board has allowed management to eschew value creation opportunities, fail to execute on a straightforward operating plan, and consistently misallocate capital.

3 Per the Company’s press release issued on March 22, 2022.

4 Per Bloomberg.

5 Per Bloomberg.

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Our analysis of Turtle Beach has made it clear to us that there are several large opportunities for improvement and value creation:

•	There is a clear opportunity for operational improvements. We believe there exists significant evidence that the business has been severely mismanaged, and there is a clear path to meaningfully improving operating margins in the near-term.

•	There is a clear opportunity to optimize what has been a questionable capital allocation policy. It is apparent to us that Turtle Beach’s multi-year capital allocation history has categorically failed to the detriment of stockholder returns and warrants an immediate reassessment to stem operating losses and ensure the maximization of stockholder value going forward.

•	There is a clear opportunity to improve corporate governance and replace the current Board. As demonstrated below, the Board has a history of egregious governance missteps that we believe have destroyed stockholder value and impaired the Company’s credibility with investors.

WE BELIEVE THE BOARD HAS DEMONSTRATED EXCEEDINGLY

POOR CORPORATE GOVERNANCE

Based on our engagement with and evaluation of the current Board’s experience and track record, we see several issues:

•	We believe the Board has willfully ignored its fiduciary obligations. While Turtle Beach’s management team has continually mismanaged the business and stockholders have experienced dismal returns over the past eight years, the Board has repeatedly approved incredibly large compensation packages for senior executives and the sitting directors, leading us to question the Board’s alignment with stockholders and commitment to the success of the Company.

•	The Board hastily rejected our acquisition offer and refused to meaningfully engage with us. The Board outright rejected our $36.50 per share initial offer and our revised $32.86 per share revised offer and has refused to engage with us in a constructive manner to date. In fact, on five separate occasions since the submission of our revised offer, we requested that the Board sign a standard non-disclosure agreement and allow us access to complete confirmatory due diligence. However, on each occasion, the Board refused our request. We believe such intransigence simply highlights the entrenched nature of the current Board and management team.

•	We are concerned the Board suffers from a lack of objectivity. Four out of five of the current independent directors were appointed during Mr. Stark’s time as CEO and a member of the Board, leading us to question whether they have the objectivity necessary to properly evaluate the Company’s performance and strategic direction and provide effective oversight. Various inter-Board relationships also concern us as we believe their decisions may be impacted by motives other than stockholder value creation. We also find it concerning that Mr. Stark holds the combined Chairman and CEO role given that an essential role of any properly functioning board of directors is to monitor management.

•	The Board’s apparent refusal to adopt a universal proxy card for the 2022 Annual Meeting. We have requested that the Board adopt a universal proxy card, widely viewed as a best practice in contested elections, because it offers stockholders the ability to vote for their preferred mix of director candidates. In November 2021, the U.S. Securities and Exchange Commission voted to adopt universal cards for contested elections, claiming that universal cards provided “an important aspect of shareholder democracy.” While the rule technically does not mandate companies to adhere to the adoption of Universal Cards until after August 31, 2022, we see no reason why Turtle Beach would not abide by the spirit of the newly adopted regulatory requirements at its Annual Meeting mere months before the rule goes into effect. However, the Board has yet to respond to our request.

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We believe the Board’s highly concerning governance missteps highlight the anti-stockholder, entrenched nature of the current Board and management team. In our view, Turtle Beach needs a refreshed Board with the requisite independence and experience to help initiate a public market turnaround of the Company for the benefit of all stakeholders, ranging from stockholders to customers to employees to gamers.

QUALIFIED, STOCKHOLDER-DESIGNATED DIRECTORS CAN HELP RESET TURTLE BEACH

We hope it is clear that the boardroom urgently needs stockholder-driven change to turn around Turtle Beach’s long-term underperformance and rehabilitate its insular culture.

We believe our six highly-qualified, independent and diverse Nominees collectively possess the right corporate governance expertise, retail and consumer experience, strategic planning and transformation backgrounds, transaction skills and deep knowledge of the gaming world that can help drive long overdue improvements at Turtle Beach.

Our nominees include:

Terry Jimenez

Mr. Jimenez has extensive experience in operational turnarounds, M&A transactions and capital allocation. We believe he has the right background to help management establish a new strategic plan that pursues greater operational efficiency, more aligned executive compensation and a properly optimized balance sheet.

•	Mr. Jimenez served as Chief Executive Officer, President and member of the Board of Directors at Tribune Publishing Company (NASDAQ: TPCO) a diversified media company with $1 billion in annual revenue.

•	Prior to Tribune Publishing, he was a Partner within IBM’s Global Business Services division.

•	He was a member of the Board of Directors for Tribune Publishing Company, BestReviews (served as Chairman) and not-for-profit board of the News Media Alliance. Mr. Jimenez is currently on the boards of Ronald McDonald House Charities of Chicagoland/NW Indiana and Northern Illinois University School of Business.

Michelle D. Wilson

Ms. Wilson possesses business and financial planning expertise and extensive executive-level experience in marketing, strategy and operations across a variety of consumer brands and sectors.

•	Ms. Wilson is a leading sports and entertainment C-Suite executive who previously served as Co-President and Board Member of World Wrestling Entertainment Inc. (NYSE: WWE), leading the company through transformative change and building a multi-platform media enterprise worth more than $5 billion.

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•	She co-founded Isos Capital Management in 2021 and served as Co-CEO of Isos Acquisition Corporation, a special purpose acquisition company, that completed a business combination with Bowlero Corp. (NYSE: BOWL) in a $2.6 billion transaction. She currently sits on the Bowlero Corp. Board of Directors.

•	Previously, Ms. Wilson served as Chief Marketing Officer of the United States Tennis Association, oversaw all marketing efforts for the launch of the original XFL, held brand management positions at the NBA and Nabisco, and was named one of the 10 Most Powerful Women in Sports.

Katherine L. Scherping

Ms. Scherping has demonstrated a successful track record of exhibiting best-in-class corporate governance policies, leading companies through transformative growth initiatives and shepherding companies through M&A.

•	Ms. Scherping is a former board member, audit committee chair, and member of the nominating and governance committee of Papa Murphy’s (Nasdaq: FRSH) take-n-bake pizza until its acquisition by MTY Food Group Inc. in May 2019.

•	Ms. Scherping recently retired as the CFO of National Cinemedia, Inc. (Nasdaq: NCMI) and was formerly CFO of Red Robin Gourmet Burgers (Nasdaq: RRGB), a casual dining restaurant chain, where she was responsible for the finance and accounting functions, investor relations, and information technology. She also has over 18 years of experience in executive financial leadership roles and has received multiple awards for her outstanding accomplishments.

•	She is a financial expert with more than 38 years of finance, accounting and managerial experience.

Brian Stech

Mr. Stech is a former executive of a major competitor of Turtle Beach, SteelSeries, and brings much needed operational expertise in the gaming peripherals space to Donerail’s slate. He has diverse M&A, turnaround and leadership experience in global sales, marketing, product and general management roles.

•	Mr. Stech is currently the CEO of Vinci Brands, a privately-held global leader of consumer tech solutions, and was previously the CEO of Incipio Group.

•	Previously, he was President of SteelSeries, a leading global gaming peripherals and esports business that recently was acquired by GN Store Nord in October 2021.

•	Mr. Stech was also President of ZAGG, Inc. (NASDAQ: ZAGG), a global leader in accessories that empower mobile lifestyles.

•	Many Vinci, Incipio Group, ZAGG and SteelSeries brands and products are sold by the same retail partners as Turtle Beach.

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William Wyatt

Mr. Wyatt brings capital markets acumen, significant M&A experience and independent stockholder perspectives to the Donerail slate. He has worked in the financial services industry for over 15 years and has served as both an institutional investor and investment banker. We believe he has the right background to help the Board pursue and evaluate all paths to maximizing value for stockholders.

•	Mr. Wyatt is the Managing Partner of The Donerail Group LP, an investment management firm, with more than 15 years of experience advising and investing in companies in the retail and consumer sectors.

•	Prior to Donerail, he was a Portfolio Manager at Starboard Value LP, a New York-based investment adviser, where he served as the Head of Event Driven Investments.

•	Mr. Wyatt also served in a variety of investment and leadership roles at Empyrean Capital, Magnetar Capital and Goldman Sachs.

Kimberly Kreuzberger

Ms. Kreuzberger has spent most of her career marketing consumer brands and brings a wealth of knowledge around creatively selling legacy lifestyle brands.

•	Mr. Kreuzberger has extensive experience in growing consumer retail brands.

•	Ms. Kreuzberger founded Pivot Projects, a full-service business partner for celebrity talent. Pivot builds impactful storytelling platforms by offering marketing, e-commerce and operating services to new and existing talent-led brands.

•	Prior to Pivot Project, she was Chief Revenue Officer of Goop, a wellness and lifestyle brand company founded by actress Gwyneth Paltrow. During her tenure, Goop raised over $100 million of funding, experienced hyper growth from 16 to 260+ employees and received a valuation exceeding $300 million.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of six directors, each with a term expiring at the Annual Meeting. Donerail has nominated six independent, highly-qualified Nominees for election to the Board to replace the six incumbent directors. If all our Nominees are elected, they will constitute the entire Board.

We are soliciting proxies to elect only our six Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return the WHITE proxy card will only be able to vote for our six Nominees, and will not have the opportunity to vote for any of the Company’s director nominees for any of the seats up for election at the Annual Meeting.

OUR NOMINEES

Set forth below is the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. This information has been furnished to us by the Nominees. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons for the Solicitation” and below.

Terry Jimenez, age 50, most recently served as Chief Executive Officer and director at Tribune Publishing Company (formerly NASDAQ: TPCO) (“Tribune”), a media and publishing company, from January 2020 to June 2021. Since June 2021, Mr. Jimenez has served as an independent consultant advising on M&A matters and strategic consulting to a private equity backed company in addition to teaching as an Adjunct Professor for Northern Illinois University’s Executive MBA Program. He served as Chairman and Director at BestReviews.com, a subsidiary of Tribune, from February 2018 to February 2020 and as Executive Vice President and Chief Financial Officer of Tribune from April 2016 to January 2020. Prior to Tribune, Mr. Jimenez was a Partner in International Business Machines Corporation’s (NYSE: IBM), an information technology company, Global Business Services group, from 2012 to 2016. He served as President of Newsday Media Group, a subsidiary of Cablevision Systems Corporation (“Cablevision” and n/k/a Altice USA Inc. (NYSE: ATUS)), a cable television provider, from September 2009 through February 2012. From 2008 to 2009, Mr. Jimenez served as Chief Operating Officer and Chief Financial Officer of Newsday, LLC and Publisher of amNewYork, both media companies and subsidiaries of Cablevision. Prior to Cablevision’s acquisition of Newsday, LLC from Tribune Media Company in 2008, Mr. Jimenez served in various roles at Tribune Media Company (n/k/a Tribune Publishing Company). From 2005 to 2008, he served as Vice President Finance and Chief Financial Officer of Newsday, Inc., a subsidiary of Tribune and from 2003 to 2005, he served as Controller for the Chicago Tribune Group, a subsidiary of Tribune. Prior to joining Tribune Media Company, Mr. Jimenez served in various accounting, financial, strategy and merger and acquisitions roles at McDonald’s Corporation (NYSE: MCD), a multi-national restaurant company, from 1994 through 2003. Mr. Jimenez serves on the Board of Directors of the Ronald McDonald House Charities of Chicagoland & Northwest Indiana, a non-profit organization supporting families with children in need of hospital services, the Advisory Board for Northern Illinois University’s Business School as well as the President’s Advisory Council for Northern Illinois University and is a member of the Economic Club of Chicago. Mr. Jimenez holds a BS in Accountancy from Northern Illinois University and an MBA from J.L. Kellogg Graduate School of Management, Northwestern University.

Donerail believes Mr. Jimenez’s extensive executive level business experience will make him a valuable contributor to the Board.

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Michelle D. Wilson, age 56, has served as Co-Founder and Co-Chief Executive Officer of Isos Capital Management, an independent investment firm focused on identifying and executing on investment opportunities in the media, entertainment and sports industries, since January 2021. Ms. Wilson previously served as the Co-Founder, Co-Chief Executive Officer and Co-Chairman of Isos Acquisition Corporation (n/k/a Bowlero Corp. (NASDAQ: BOWL)), a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, from January 2021 until its merger with Bowlero Corp. (“Bowlero”) in December 2021. From February 2020 to December 2020, Ms. Wilson was a private investor focused on managing her investments in both the public and private markets. Prior to that, Ms. Wilson served in various roles for World Wrestling Entertainment, Inc. (NYSE: WWE) (“WWE”), a global media and entertainment company, including as Co-President and member of the Board of Directors from February 2018 to January 2020, Chief Revenue & Marketing Officer from 2013 to February 2018 and Chief Marketing Officer from 2009 to 2013. Earlier in her career, Ms. Wilson served as Chief Marketing Officer for the United States Tennis Association, the national governing body for the sport of tennis and the recognized leader in promoting and developing the sport’s growth at every level in the United States, as Vice President Integrated Marketing for the XFL, which was a professional American football league that was operated as a joint venture between World Wrestling Federation Entertainment, Inc. (now WWE) and the National Broadcasting Company, Director of Marketing & Sales for the National Basketball Association, a professional sports league; Senior Brand Manager for RJR Nabisco, Inc. (n/k/a Nabisco), a former conglomerate that sold tobacco and food products, and Senior Product Development for Johnson & Johnson (NYSE: JNJ), which is engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field,. Ms. Wilson currently serves as a member of the board of directors of Bowlero, the world’s largest operator of bowling entertainment centers since December 2021, and the Make-A-Wish Foundation of Connecticut, a Connecticut nonprofit corporation that helps fulfill the wishes of children with a critical illness, since 2015, including as Board Chair July 2019 through December 2021. Ms. Wilson received her MBA from Harvard Business School and her BSE in Chemical Engineering from the University of Pennsylvania.

Donerail believes that Ms. Wilson’s operational and strategic expertise and experience as both a senior executive and board member of public companies make her well qualified to serve on the Board.

Katherine L. Scherping, CPA, CGMA, age 62, has served as Chief Executive Officer of KLS Advisors, Inc., a financial and executive leadership advisory firm, since October 2011. Ms. Scherping previously served as Chief Financial Officer of National CineMedia, Inc. (NASDAQ: NCMI), the largest cinema advertising network in the U.S., from August 2016 to March 2020. She also served in various positions at QCE, LLC (d/b/a Quiznos Subs), a privately held quick-serve sub sandwich restaurant franchisor, including as Interim Chief Executive Officer in 2016 and Chief Financial Officer from December 2013 to July 2016. Prior to that, Ms. Scherping served as a Guest Faculty Member at Deloitte University, a part of Deloitte Touché Tohmatsu Limited, a multinational professional services network with offices in over 150 countries and territories around the world, from 2011 to 2016. Previously, Ms. Scherping also served as Senior Vice President & Chief Financial Officer of Red Robin Gourmet Burgers, Inc. (NASDAQ: RRGB), a casual dining restaurant chain, Chief Financial Officer of Tanning Technology Corporation (formerly NASDAQ: TANN), which operated as an information technology services provider that specialized in integrated solutions that incorporate online transaction processing and large databases. Previously, Ms. Scherping served as a member of the Board of Directors of Papa Murphy’s Holdings, Inc. (formerly NASDAQ: FRSH), a franchisor and operator of the largest Take ‘N’ Bake pizza chain in the United States, from February 2017 until its acquisition by MTY Food Group Inc. (OTC: MTYFF) in May 2019. Ms. Scherping was the chair of the Audit Committee and a member of the Nominating and Governance Committee. She is a qualified financial expert. Ms. Scherping received her B.S. in Accounting from Northern Illinois University.

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Donerail believes that Ms. Scherping’s financial expertise and over thirty-eight years of finance, accounting and managerial experience, as well as her service as the Chief Financial Officer of several public and private companies across multiple industries, including over eighteen years in international hospitality and consumer businesses, make her well-qualified to join the Board.

Brian Stech, age 46, has served as the Chief Executive Officer of Vinci Brands LLC (“Vinci”), a global leader in consumer tech protection, carry and power solutions operating an innovative and diverse portfolio of owned and licensed brands at the intersection of design, functionality, sustainability, and lifestyle, since August 2021. Previously, Mr. Stech served as Chief Executive Officer of Incipio Group, also a global leader in consumer technology solutions, from September 2019 until it was sold in August 2021. Prior to that, Mr. Stech served in various senior level roles at ZAGG, Inc. (formerly NASDAQ: ZAGG), a global leader in accessories and technologies that empower mobile lifestyles, including as President from March 2018 to July 2019, Chief Commercial Officer from July 2017 to March 2018, President of the ZAGG Business Unit from 2016 to July 2017 and Executive Vice President, Global Sales and Marketing from 2014 to 2016. Previously, Mr. Stech also served as President of SteelSeries ApS, a global market leader in the gaming and esports peripherals industry, from 2008 to 2014, Global Director, Marketing & Channel Development for Motorola, Inc. (formerly NYSE: MOT), a multinational telecommunications company, from 2006 to 2008, General Manager & Director of Mobility Electronics, Inc. (formerly NASDAQ: MOBE) (n/k/a iGo, Inc.), then a startup company focused on innovative products and solutions for the mobile industry, from 2000 to 2006; and Sales & Category Management for Ralston Purina Company (n/k/a Nestlé Purina PetCare Company), a former conglomerate with substantial holdings in food, pet food and consumer products, from 1998 to 2000. Mr. Stech has served on the Board of Directors and as the Chair of the Growth Committee of GUNNAR Optiks, LLC, a global leader in performance-enhancing gaming and computer eyewear, since January 2017.Mr. Stech received his B.S. in Business from Indiana University.

Donerail believes that Mr. Stech’s diverse M&A, turnaround, and senior leadership experience in global sales, marketing, product and general management roles make him well-qualified to join the Board.

William Wyatt, age 38, has served as the Managing Partner of The Donerail Group LP, a value-driven investment manager, since July 2018, and serves as a Senior Managing Director of The Harbert Donerail Fund GP LLC. Previously, Mr. Wyatt served at Starboard Value LP, a New York-based investment adviser, where he was a Portfolio Manager from March 2015 to June 2018. Prior to that Mr. Wyatt worked in various executive roles at Empyrean Capital Partners, LP, an event-oriented investment manager from February 2014 to March 2015. Mr. Wyatt served as a Consumer Retail Sector Head at Magnetar Capital Partners LP, a leading alternative asset manager, from September 2010 to February 2014. Prior to that, Mr. Wyatt worked at as an Associate / Analyst at The Goldman Sachs Group, Inc. (NYSE: GS), an investment bank, from July 2006 to September 2010. Mr. Wyatt earned a B.A. with honors from Tulane University, where he was a Georges R. Lurcy Scholar and served as President of the Tulane University Honor Board.

Donerail believes that Mr. Wyatt’s familiarity with the Company as a stockholder and his deep financial and investment expertise make him well qualified to serve on the Board.

Kimberly Kreuzberger, age 41, has served as the founder of Pivot Projects, a management consulting firm, since October 2019, as well as an advisor to Miss Grass, Inc., an e-commerce cannabis company, since January 2019 and to Encantos PBC, a children education public benefit company, since July 2020. Previously, Ms. Kreuzberger served at goop Inc., a wellness and lifestyle company, where she was Chief Revenue Officer from March 2018 to October 2019 and Head of Brand Partnerships from February 2015 to March 2018. Prior to that, she served at InStyle, a women’s fashion magazine that is wholly owned by Meredith Corporation (NYSE: MDP), a global media company, where she was an Advertising Director from July 2013 to February 2015 and an Executive Director, International Fashion from October 2009 to July 2013. Prior to that, Ms. Kreuzberger served in various roles at Conde Nast, a global mass media company and a subsidiary of Advance Publications Inc., a global media company, including as Executive Director, International Fashion at Vogue, a fashion and lifestyle publication, from July 2009 to October 2009, as Executive Director, Luxury and Fashion at Lucky Magazine, a fashion and lifestyle magazine, from November 2006 to July 2009, as American Fashion Manager at Jane, a magazine publication, from November 2005 to November 2006 and as Account Manager at Footwear News, a footwear publication, from September 2003 to October 2005. Prior to that, she worked as a Regional Sales Manager at American Cheerleader Magazine, a cheerleader based publication, from 2002 to 2003. Ms. Kreuzberger earned her B.A. from the University of Louisville.

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Donerail believes that Ms. Kreuzberger’s extensive experience serving in senior leadership roles make her well qualified to serve on the Board.

Each of the Nominees is a citizen of the United States of America.

The principal business address of Mr. Jimenez is 1428 Hemingway Place, Naples, Florida 34103. The principal business address of Ms. Kreuzberger is 2930 Mandeville Canyon Road, Los Angeles, California 90049. The principal business address of Ms. Scherping is 8388 S. Tamiami Trail, Unit 59, Sarasota, Florida 34238. The principal business address of Mr. Stech is 1775 Flight Way, Suite 30, Tustin, California 92782. The principal business address of Ms. Wilson is c/o Isos Capital Management, 55 Post Road West, Suite 200, Westport, Connecticut 06880. The principal business address of Mr. Wyatt is 240 26th Street, Suite 3, Santa Monica, California 90402.

As of the date hereof, Messrs. Jimenez and Stech and Messes. Kreuzberger, Scherping and Wilson do not own beneficially or of record any securities of the Company and have not entered into any transactions in securities of the Company during the past two years. As of the date hereof, Mr. Wyatt does not directly own any securities of the Company. As the Managing Partner of Donerail Group, which serves as the investment manager of Donerail Master Fund, Mr. Wyatt may be deemed to beneficially own the 833,000 shares of Common Stock owned directly by Donerail Master Fund, including 233,000 shares of Common Stock underlying call options currently exercisable. For information regarding transactions in securities of the Company during the past two years by certain of the Participants, please see Schedule I.

Each Nominee may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 1,374,865 shares of Common Stock beneficially owned in the aggregate by all of the Participants. Each Participant disclaims beneficial ownership with respect to the shares of Common Stock reported owned in this Proxy Statement, except to the extent of its, his or her pecuniary interest therein. Each Participant may be deemed to have the power to vote and dispose of the shares of Common Stock disclosed herein that he, she or it directly beneficially owns or he, she or it may be deemed to beneficially own. For information regarding purchases and sales of securities of the Company during the past two years by the Participants, see Schedule I.

Donerail believes that each Nominee presently is, and if elected as a director of the Company, would qualify as, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, Donerail acknowledges that no director of a NASDAQ listed company qualifies as “independent” unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, Donerail acknowledges that if any Nominee is elected, the determination of the Nominee’s independence ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

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On March 21, 2022, the Participants entered into a Joint Filing and Solicitation Agreement (the “JFSA”) in which, among other things, (a) the Participants agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) they agreed to form a group (the “Group”) to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Donerail Master Fund (the “Solicitation”), (c) they agreed to provide notice to the Participants’ legal counsel of all trading in the securities of the Company, which the Participants agreed not to do if such trade would result in the Group being required to make any regulatory filing without first providing prior notice to the other members of the Group, (d) the Nominees agreed not to transact in any securities of the Company without Donerail Group’s prior written consent, (e) the Group agreed that Donerail Group shall direct and approve all of the Group’s SEC filings, press releases and other communications, but shall provide notice to and a reasonable opportunity for SCW to review and comment on the foregoing, and that Donerail Group shall direct all communications with the Company and (f) Donerail Group and its affiliates agreed to bear all expenses incurred in connection with the activities of the Group, including approved expenses incurred by any of the members of the Group in connection with the Solicitation, subject to certain limited exceptions.

On March 21, 2022, Donerail Master Fund entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees other than Mr. Wyatt pursuant to which Donerail Master Fund has agreed to indemnify each such Nominee against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against any such Nominee in his or her capacity as a director of the Company, if so elected.

Each of the Nominees other than Mr. Wyatt has granted Mr. Wyatt power of attorney to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Company’s stockholders.

Other than as stated herein, and except for compensation received by Mr. Wyatt as an employee of Donerail Group, there are no arrangements or understandings between members of Donerail and the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. The Nominee is not a party adverse to the Company or any of its subsidiaries nor does the Nominee have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Ms. Scherping was brought in as the Chief Financial Officer of Quiznos to help guide the Company as it filed for Chapter 11 bankruptcy protection in March 2014. Quiznos continued operating during this period and restructured its debt. Quiznos then emerged from Chapter 11 bankruptcy four months later in June 2014 and reduced its debt by more than $400 million.

In September 2019, Mr. Stech was hired as the Chief Executive Officer of Incipio Group (“Incipio”). Mr. Stech was specifically hired to salvage the assets of Incipio, turn around the business and ultimately sell it. After turning the business around, it was decided that the best path for the company was to sell the assets of the business in an Article 9 transaction. After selling the assets of the business, Mr. Stech was retained as the Chief Executive Officer of the new company, which was rebranded as Vinci Brands, which remains Mr. Stech’s current position.

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If Donerail succeeds in obtaining stockholder approval for the election of four (4) or more of the Nominees at the Annual Meeting, then a change of control of the Board may be deemed to have occurred under certain of the Company’s material contracts. Based on a review of the Company’s material contracts and agreements, such a change of control may trigger certain change of control provisions or payments contained therein as described below.

Pursuant to the Company’s First Amendment to Amended and Restated Loan, Guaranty and Security Agreement, dated as of December 17, 2018, by and among Turtle Beach Corporation, Voyetra Turtle Beach, Inc., Turtle Beach Europe Limited, VTB Holdings, Inc., the financial institutions party thereto and Bank of America, N.A., as administrative agent, collateral agent and security trustee for the lenders (the “Loan Agreement”), a change in control occurs if, among other things, there is a change in the majority of directors of the Company during any 24 month period, unless approved by the majority of directors serving at the beginning of such period. Such a change of control under the Loan Agreement would result in an “Event of Default.”

Pursuant to the Amended and Restated Turtle Beach Corporation 2013 Stock-Based Incentive Compensation Plan, as amended (the “2013 Incentive Plan”), a change in control occurs if, among other things, during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously approved, cease for any reason to constitute a majority thereof. If a Participant’s employment is terminated by the Company without cause upon or within 12 months following a change in control, then such participant’s outstanding awards will become fully vested as of the date of such termination.

Donerail is submitting a letter to the Company requesting that the Board exercise its ability under the Loan Agreement to approve Donerail’s Nominees for the sole and limited purpose of avoiding an “event of default” under the Loan Agreement in the event that four (4) or more of Donerail’s Nominees are elected at the Annual Meeting.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s Bylaws, as amended (the “Bylaws”) and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Donerail that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD

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PROPOSAL NO. 2

RATIFICATION OF THE APPOINTMENT OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company has proposed that the stockholders ratify the Audit Committee’s appointment of BDO USA, LLP as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2022 and internal control over financial reporting. Additional information regarding this proposal is contained in the Company’s proxy statement.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 3

ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to vote, on an advisory basis, to approve the compensation of the Company’s Named Executive Officers in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Board recommends that stockholders vote in favor of the following resolution:

“RESOLVED, that the stockholders approve the compensation of the Company’s Named Executive Officers as disclosed in the “Executive Compensation” section of this Proxy Statement pursuant to Item 402 of SEC Regulation S-K, including the executive compensation tables and related disclosures.”

As discussed in the Company’s proxy statement, the results of this advisory vote are non-binding, but, to the extent there is any significant vote against the Named Executive Officer compensation, the Company will consider the stockholders’ concerns and will evaluate what, if any, actions are necessary to address those concerns.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting. Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, Donerail believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the ratification of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, AGAINST the compensation of the Company’s named executive officers and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate six candidates for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only the Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. The Participants intend to vote the Donerail Group Shares in favor of the Nominees. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.   In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as directors on the Board with the Nominees who are elected.

While we currently intend to vote all of the Donerail Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Donerail Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of the Donerail Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that by voting the Donerail Group Shares we could help elect the Company nominee(s) that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked.

VIRTUAL MEETING

The Company has disclosed that the Annual Meeting will be held exclusively online via a virtual meeting format only via the Internet. You will not be able to attend the Annual Meeting in person at a physical location. You are entitled to participate in the Annual Meeting if you are a stockholder of record as of the close of business on the Record Date or hold a legal proxy for the Annual Meeting provided by your broker, bank or other nominee.

To participate in the Annual Meeting, you will need to pre-register in advance. According to the Company’s proxy statement, in order to attend the Annual Meeting virtually, you must pre-register by visiting www.cesonlineservices.com/hear22_vm and following the instructions to complete your registration. In order to virtually attend the Annual Meeting, you must pre-register by 9:00 a.m., Pacific Time, on June 6, 2022.

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According to the Company’s proxy statement, stockholders of record and/or their designated representatives will need either their WHITE proxy card or the proxy card they received from the Company, each of which contain their control number, and should follow the instructions at www.cesonlineservices.com/hear22_vm to complete their registration request.

According to the Company’s proxy statement, if you are the beneficial owner of shares (that is, your shares are held in “street name” through a bank, broker, or other nominee) as of the Record Date, you will need to have your voting instructions form, notice or other communication containing your control number available and should follow the instructions thereon to complete your registration request.

According to the Company’s proxy statement, after registering, stockholders will receive a confirmation email with a link and instructions for accessing the Annual Meeting.

We encourage you to access the meeting site prior to the start time to allow ample time to log into the meeting webcast and test your computer system.

Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone as instructed on the WHITE proxy card. Additional information and our proxy materials can also be found at https://resetturtlebeach.com/. If you have any difficulty following the registration process, please email info@saratogaproxy.com.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present virtually at the Annual Meeting or represented by proxy. Thus, the holders of approximately 8,239,487 shares of Common Stock must be present virtually or represented by proxy at the Annual Meeting to have a quorum. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you are present virtually at the Annual Meeting. If there is no quorum, either the Chairman of the Annual Meeting or the holders of a majority of shares present virtually at the Annual Meeting or represented by proxy may adjourn the Annual Meeting to another date.

Abstentions, withhold votes and “broker non-votes” are counted as shares present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail, the Internet, by telephone or by virtually attending the Annual Meeting in order to be counted in the determination of a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, the affirmative vote of a plurality of the votes cast at the Annual Meeting is required for the election of directors. Therefore, the six nominees receiving the highest number of affirmative votes will be elected as directors of the Company. Abstentions and broker non-votes will have no effect on the election of directors.

Ratification of Appointment of Independent Public Accounting Firm ─ According to the Company’s proxy statement, the ratification of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 requires the affirmative vote of a majority of the shares present virtually or by proxy and entitled to vote at the Annual Meeting. Abstentions will be included in tabulations of the votes entitled to vote for purposes of determining whether this proposal has been approved and, therefore, abstentions have the same effect as negative votes. Broker non-votes will have no effect on the outcome of this proposal.

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Advisory Vote to Approve the Company’s Named Executive Officer Compensation ─ According to the Company’s proxy statement, the advisory approval of the Company’s Named Executive Officer compensation requires the affirmative vote of a majority of the shares present virtually or by proxy and entitled to vote at the Annual Meeting. Abstentions will be included in tabulations of the votes entitled to vote for purposes of determining whether this proposal has been approved and, therefore, abstentions have the same effect as negative votes. Broker non-votes will have no effect on the outcome of this proposal.

Under applicable Nevada law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Donerail’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

You may change your vote or revoke your proxy at any time prior to its exercise by virtually attending the Annual Meeting and voting in person (although virtual attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by voting again by telephone or through the Internet, by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. A written notice of revocation may be delivered either to Donerail in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 44 South Broadway, 4th Floor, White Plains, New York 10601 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Donerail in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE NOMINEES, PLEASE FOLLOW THE INSTRUCTIONS TO VOTE BY INTERNET OR BY TELEPHONE ON THE ENCLOSED WHITE PROXY CARD. ALTERNATIVELY, IF YOU DO NOT HAVE ACCESS TO THE INTERNET OR A TOUCH-TONE TELEPHONE, PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Donerail. Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of Donerail, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as a director nominee.

Donerail Group has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $150,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Donerail has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Donerail will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately 20 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Donerail. Donerail estimates that through the date hereof its expenses in furtherance of, or in connection with, this solicitation are approximately $[_____]. Costs of this solicitation of proxies are currently estimated to be up to $[_______] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). The actual amount could be higher or lower depending on the facts and circumstances arising in connection with the solicitation. Donerail intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. Donerail does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in the solicitation are anticipated to be Donerail Master Fund, Donerail Master GP, Donerail Group, Donerail Group GP, HFA, HMC, SCW Capital, SCW QP, SCW Management, Trinity, Mr. Cathey, and the Nominees.

The principal business of Donerail Group is serving as the investment manager of Donerail Master Fund. The principal business of Donerail Master Fund is investing in securities. The principal business of Donerail Master GP is serving as the general partner of Donerail Master Fund. The principal business of Donerail Group GP is serving as the general partner of Donerail Group. The principal business of each of HFA and HMC is serving as an alternative asset management firm to various private investment funds. The principal business of each of the members of SCW is acquiring, holding, voting and disposing of various public and private securities investments.

The address of the principal office of each of Donerail Group and Donerail Master Fund is 240 26th Street, Suite 3, Santa Monica, California 90402. The address of the principal office of each of Donerail Master GP, Donerail Group GP, HFA and HMC is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203. The address of the principal office of each member of SCW is 3131 Turtle Creek Blvd., Suite 302, Dallas, Texas 75219.

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As of the date hereof, Donerail Master Fund directly beneficially owns 833,000 shares of Common Stock, including 233,000 shares of Common Stock underlying call options currently exercisable. As the general partner of Donerail Master Fund, Donerail Master GP may be deemed to beneficially own the 833,000 shares of Common Stock directly beneficially owned by Donerail Master Fund. As the investment manager of Donerail Master Fund, Donerail Group may be deemed to beneficially own the 833,000 shares of Common Stock directly beneficially owned by Donerail Master Fund. As the general partner of Donerail Group, Donerail Group GP may be deemed to beneficially own the 833,000 shares of Common Stock directly beneficially owned by Donerail Master Fund. As a “filing adviser” with supervisory control of Donerail Group, HFA may be deemed to beneficially own the 833,000 shares of Common Stock directly beneficially owned by Donerail Master Fund. As the parent of HFA and managing member of each of Donerail Master GP and Donerail Group GP, HMC may be deemed to beneficially own the 833,000 shares of Common Stock directly beneficially owned by Donerail Master Fund.

As of the date hereof, SCW Capital directly beneficially owns 366,083 shares of Common Stock. As of the date hereof, SCW QP directly beneficially owns 169,782 shares of Common Stock. As the investment manager to each of the SCW Funds, SCW Management may be deemed to beneficially own the 535,865 shares of Common Stock beneficially owned in the aggregate by the SCW Funds. As the general partner of each of the SCW Funds and SCW Management, Trinity may be deemed to beneficially own the 535,865 shares of Common Stock beneficially owned in the aggregate by the SCW Funds. As of the date hereof, Mr. Cathey directly beneficially owns 6,000 shares of Common Stock. In addition, as the Principal of SCW Management and a Managing Member of Trinity, Mr. Cathey may be deemed to beneficially own the 535,865 shares of Common Stock beneficially owned in the aggregate by the SCW Funds.

Each of the Participants may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 1,374,865 shares of Common Stock beneficially owned in the aggregate by all of the Participants. For information regarding purchases and sales of securities of the Company by the Participants during the past two years, please see Schedule I attached hereto. Each Participant disclaims beneficial ownership of the shares of Common Stock that he, she or it does not directly own.

The shares of Common Stock beneficially owned by Donerail Master Fund and the SCW Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The shares of Common Stock directly beneficially owned by Mr. Cathey were purchased with personal funds.

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

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CERTAIN OTHER MATTERS

Donerail is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Donerail is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, Saratoga, at the following address or phone number: 520 8th Avenue, 14th Floor, New York, New York 10018 or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address or phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Donerail.

This Proxy Statement is dated [___________], 2022. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, under the rules of the SEC, stockholders wishing to have a proposal included in the Company’s proxy statement for the annual meeting of stockholders to be held in 2023 (the “2023 Annual Meeting”) must submit the proposal so that the Secretary of the Company receives it no later than [_________]. The SEC rules set forth standards as to what stockholder proposals are required to be included in a proxy statement.

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In addition, under the Bylaws, certain procedures must be followed for a stockholder to nominate persons as directors or to introduce a proposal at an annual meeting of stockholders that will not be included in the Company’s proxy statement. A stockholder wishing to make a nomination for election to the Board or to have a proposal presented at an annual meeting of stockholders that is not included in the Company’s proxy statement must submit written notice of such nomination or proposal so that the Secretary of the Company receives it no later than April 8, 2023 but no earlier than March 9, 2023, which is sixty (60) days and ninety (90) days prior to the one year anniversary of the date of the Annual Meeting, respectively. However, in the event that the Company does not hold an annual meeting of stockholders in a given year or if the date of the annual meeting of stockholders is changed by more than thirty (30) days from the date of the preceding year’s annual meeting of stockholders, notice by the stockholder must be delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Company fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2023 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this proxy statement should not be construed as an admission by Donerail that such procedures are legal, valid or binding.

ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5I. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF THE COMPANY’S DIRECTORS, RELATED PERSON TRANSACTIONS AND GENERAL INFORMATION CONCERNING THE COMPANY’S ADMINISTRATION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

________________

Your vote is important.  No matter how many or how few shares you own, please vote to elect the Nominees by marking, signing, dating and mailing the enclosed WHITE proxy card promptly.

THE DONERAIL GROUP LP

Dated: ___________, 2022

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase / Sale

THE DONERAIL MASTER FUND LP

Purchase of Common Stock	51,819	02/08/2021
Purchase of Common Stock	20,000	02/09/2021
Purchase of Common Stock	128,181	02/10/2021
Purchase of Common Stock	20,000	02/12/2021
Purchase of Common Stock	30,100	02/17/2021
Purchase of Common Stock	30,000	02/23/2021
Purchase of Common Stock	10,000	02/26/2021
Purchase of Common Stock	100,000	03/04/2021
Purchase of Common Stock	50,000	03/05/2021
Purchase of Common Stock	25,000	04/15/2021
Purchase of Common Stock	25,000	04/16/2021
Purchase of Common Stock	14,834	05/06/2021
Purchase of Common Stock	5,066	05/11/2021
Purchase of Common Stock	50,000	07/15/2021
Purchase of Common Stock	75,000	07/16/2021
Sale of Common Stock	(285,000)	07/28/2021
Purchase of October 2021 Call Options ($34.00 Strike Price)	500,000	07/28/2021
Purchase of August 2021 Put Options ($23.00 Strike Price)	500,000	07/28/2021
Short Sale of October 2021 Put Options ($26.00 Strike Price)	(500,000)	07/28/2021
Purchase of Common Stock	75,000	07/30/2021
Purchase of October 2021 Call Options ($34.00 Strike Price)	25,000	07/30/2021
Purchase of Common Stock	75,000	08/06/2021
Purchase of Common Stock	25,000	08/13/2021
Purchase of Common Stock	10,816	08/17/2021
Purchase of Common Stock	50,000	08/18/2021
Purchase of September 2021 Put Options ($23.00 Strike Price)	500,000	08/31/2021
Purchase of October 2021 Put Options ($23.00 Strike Price)	500,000	09/30/2021
Purchase of January 2022 Call Options ($34.00 Strike Price)	600,000	10/12/2021
Purchase of October 2021 Put Options ($26.00 Strike Price)[1]	500,000	10/12/2021
Sale of October 2021 Call Options ($34.00 Strike Price)	(500,000)	10/12/2021
Short Sale of January 2022 Put Options ($26.00 Strike Price)	(600,000)	10/12/2021
Short Sale of June 2022 Call Options ($40.00 Strike Price)	(600,000)	10/12/2021
Purchase of November 2021 Put Options ($22.00 Strike Price)	750,000	10/22/2021
Sale of November 2021 Put Options ($22.00 Strike Price)	(750,000)	11/19/2021
Purchase of December 2021 Put Options ($22.00 Strike Price)	750,000	11/19/2021
Sale of December 2021 Put Options ($22.00 Strike Price)	(750,000)	12/17/2021
Purchase of January 2022 Put Options ($17.50 Strike Price)	850,000	12/17/2021
Purchase of January 2022 Put Options ($26.00 Strike Price)[2]	598,600	01/20/2022
Purchase of January 2022 Put Options ($26.00 Strike Price)	1,400	01/20/2022
Acquisition of Common Stock[3]	1,400	01/20/2022
Short Sale of February 2022 Put Options ($26.00 Strike Price)	(600,000)	01/20/2022
Disposition of Common Stock[4]	(1,400)	01/21/2022
Sale of January 2022 Call Options ($34.00 Strike Price)	(600,000)	01/21/2022
Sale of January 2022 Put Options ($17.50 Strike Price)	(850,000)	01/21/2022
Purchase of February 2022 Call Options ($25.00 Strike Price)	600,000	01/21/2022
Purchase of February 2022 Put Options ($15.00 Strike Price)	700,000	01/21/2022
Purchase of February 2022 Put Options ($26.00 Strike Price)[5]	600,000	02/18/2022
Short Sale of March 2022 Put Options ($26.00 Strike Price)	(600,000)	02/18/2022
Purchase of March 2022 Call Options ($28.00 Strike Price)	600,000	02/23/2022
Short Sale of March 2022 Call Options ($32.00 Strike Price)	(600,000)	02/23/2022
Purchase of March 2022 Put Options ($12.00 Strike Price)	1,000,000	02/25/2022
Purchase of March 2022 Put Options ($26.00 Strike Price)[6]	600,000	03/18/2022
Short Sale of April 2022 Put Options ($26.00 Strike Price)	(600,000)	03/18/2022
Sale of March 2022 Put Options ($12.00 Strike Price)	1,000,000	03/18/2022
Purchase of April 2022 Call Options ($26.00 Strike Price)	275,000	03/18/2022
Short Sale of April 2022 Call Options ($30.00 Strike Price)	(275,000)	03/18/2022
Purchase of April 2022 Put Options ($12.00 Strike Price)	1,000,000	03/18/2022
Sale of April 2022 Put Options ($12.00 Strike Price)	(950,000)	04/14/2022
Purchase of April 2022 Put Options ($26.00 Strike Price)	591,900	04/14/2022
Acquisition of Common Stock[7]	8,100	04/14/2022
Purchase of April 2022 Put Options ($26.00 Strike Price)	8,100	04/14/2022
Sale of April 2022 Put Options ($26.00 Strike Price)	(8,100)	04/14/2022
Purchase of Common Stock	6,084	04/14/2022
Purchase of May 2022 Put Options ($10.00 Strike Price)	950,000	04/14/2022
Purchase of May 2022 Call Options ($25.00 Strike Price)	233,000	04/14/2022
Short Sale of May 2022 Put Options ($26.00 Strike Price)	(600,000)	04/14/2022
Short Sale of May 2022 Call Options ($27.00 Strike Price)	(233,000)	04/14/2022

1 Represents a purchase to cover a short position.

2 Represents a purchase to cover a short position.

3 Represents an assignment of shares of Common Stock pursuant to the exercise of certain put options.

4 Represents an assignment of shares of Common Stock pursuant to the exercise of certain put options.

5 Represents a purchase to cover a short position.

6 Represents a purchase to cover a short position.

7 Represents an assignment of shares of Common Stock pursuant to the exercise of certain put options.

I-1

SCW Capital, lp

Purchase of Common Stock	2,700	10/08/2021
Purchase of Common Stock	7,350	10/08/2021
Purchase of Common Stock	900	10/11/2021
Purchase of Common Stock	2,450	10/11/2021
Purchase of Common Stock	1,800	10/12/2021
Purchase of Common Stock	2,088	10/12/2021
Purchase of Common Stock	900	10/12/2021
Purchase of Common Stock	2,450	10/12/2021
Purchase of Common Stock	4,900	10/12/2021
Purchase of Common Stock	5,684	10/12/2021
Purchase of Common Stock	4,500	10/13/2021
Purchase of Common Stock	1,800	10/13/2021
Purchase of Common Stock	1,800	10/13/2021
Purchase of Common Stock	900	10/13/2021
Purchase of Common Stock	2,450	10/13/2021
Purchase of Common Stock	4,900	10/13/2021
Purchase of Common Stock	12,250	10/13/2021
Purchase of Common Stock	4,900	10/13/2021
Acquisition of Common Stock[8]	3,850	10/14/2021
Purchase of Common Stock	2,000	10/15/2021
Purchase of Common Stock	2,500	10/15/2021
Purchase of Common Stock	1,000	10/15/2021
Purchase of Common Stock	2,500	10/15/2021
Purchase of Common Stock	4,000	10/19/2021
Purchase of Common Stock	7,350	10/19/2021
Purchase of Common Stock	1,800	10/22/2021
Purchase of Common Stock	4,900	10/22/2021
Purchase of Common Stock	900	10/26/2021
Purchase of Common Stock	2,450	10/26/2021
Purchase of Common Stock	2,000	11/03/2021
Purchase of Common Stock	2,700	11/03/2021
Purchase of Common Stock	2,000	11/03/2021
Purchase of Common Stock	7,350	11/03/2021
Purchase of Common Stock	2,050	11/04/2021
Purchase of Common Stock	4,910	11/04/2021
Purchase of Common Stock	1,884	11/19/2021
Purchase of Common Stock	750	11/22/2021
Purchase of Common Stock	1,000	11/22/2021
Purchase of Common Stock	2,050	11/24/2021
Purchase of Common Stock	4,910	11/24/2021
Purchase of Common Stock	205	11/26/2021
Purchase of Common Stock	343	11/26/2021
Purchase of Common Stock	491	11/26/2021
Purchase of Common Stock	821	11/26/2021
Purchase of Common Stock	1,025	11/29/2021
Purchase of Common Stock	2,455	11/29/2021
Purchase of Common Stock	718	11/30/2021
Purchase of Common Stock	1,719	11/30/2021
Purchase of Common Stock	622	12/01/2021
Purchase of Common Stock	1,000	12/01/2021
Purchase of Common Stock	3,000	12/01/2021
Purchase of Common Stock	1,491	12/01/2021
Purchase of Common Stock	1,025	12/02/2021
Purchase of Common Stock	2,455	12/02/2021
Purchase of Common Stock	1,025	12/03/2021
Purchase of Common Stock	2,050	12/03/2021
Purchase of Common Stock	250	12/03/2021
Purchase of Common Stock	500	12/03/2021
Purchase of Common Stock	4,910	12/03/2021
Purchase of Common Stock	2,455	12/03/2021
Purchase of Common Stock	1,046	12/06/2021
Purchase of Common Stock	2,504	12/06/2021
Purchase of Common Stock	1,025	12/09/2021
Purchase of Common Stock	519	12/09/2021
Purchase of Common Stock	1,025	12/09/2021
Purchase of Common Stock	2,455	12/09/2021
Purchase of Common Stock	2,455	12/09/2021
Purchase of Common Stock	1,243	12/09/2021
Purchase of Common Stock	144	12/10/2021
Purchase of Common Stock	344	12/10/2021
Purchase of Common Stock	513	12/13/2021
Purchase of Common Stock	1,228	12/13/2021
Purchase of Common Stock	1,265	12/15/2021
Purchase of Common Stock	2,050	12/15/2021
Purchase of Common Stock	4,910	12/15/2021
Purchase of Common Stock	3,029	12/15/2021
Purchase of Common Stock	2,050	12/16/2021
Purchase of Common Stock	263	12/16/2021
Purchase of Common Stock	4,910	12/16/2021
Purchase of Common Stock	630	12/16/2021
Purchase of Common Stock	82	12/17/2021
Purchase of Common Stock	197	12/17/2021
Purchase of Common Stock	308	12/21/2021
Purchase of Common Stock	737	12/21/2021
Purchase of Common Stock	2,050	12/23/2021
Purchase of Common Stock	4,910	12/23/2021
Purchase of Common Stock	40	12/27/2021
Purchase of Common Stock	2,500	12/27/2021
Purchase of Common Stock	99	12/27/2021
Purchase of Common Stock	1,010	12/28/2021
Purchase of Common Stock	1,010	12/28/2021
Purchase of Common Stock	2,475	12/28/2021
Purchase of Common Stock	2,475	12/28/2021
Purchase of Common Stock	40	12/31/2021
Purchase of Common Stock	99	12/29/2021
Purchase of Common Stock	424	12/31/2021
Purchase of Common Stock	1,040	12/31/2021
Purchase of Common Stock	1,028	01/04/2022
Purchase of Common Stock	2,520	01/04/2022
Purchase of Common Stock	1,010	01/05/2022
Purchase of Common Stock	2,475	01/05/2022
Purchase of Common Stock	1,451	01/06/2022
Purchase of Common Stock	3,555	01/06/2022
Purchase of Common Stock	1,515	01/07/2022
Purchase of Common Stock	3,713	01/07/2022
Purchase of Common Stock	2,020	01/12/2022
Purchase of Common Stock	2,423	01/12/2022
Purchase of Common Stock	4,950	01/12/2022
Purchase of Common Stock	5,938	01/12/2022
Purchase of Common Stock	3,030	01/13/2022
Purchase of Common Stock	7,425	01/13/2022
Purchase of Common Stock	1,010	01/14/2022
Purchase of Common Stock	3,030	01/14/2022
Purchase of Common Stock	7,425	01/14/2022
Purchase of Common Stock	2,475	01/14/2022
Purchase of Common Stock	4,040	01/19/2022
Purchase of Common Stock	236	01/19/2022
Purchase of Common Stock	9,900	01/19/2022
Purchase of Common Stock	577	01/19/2022
Purchase of Common Stock	1,808	01/20/2022
Purchase of Common Stock	3,338	01/20/2022
Purchase of Common Stock	1,193	01/21/2022
Purchase of Common Stock	2,203	01/21/2022
Purchase of Common Stock	1,808	01/24/2022
Purchase of Common Stock	3,338	01/24/2022
Disposition of Common Stock[9]	(8,000)	01/24/2022
Purchase of Common Stock	24	01/27/2022
Purchase of Common Stock	45	01/27/2022
Purchase of Common Stock	5,000	02/07/2022
Purchase of Common Stock	5,000	02/08/2022
Purchase of Common Stock	1,500	02/09/2022
Purchase of Common Stock	43	02/24/2022
Purchase of Common Stock	93	02/24/2022
Purchase of Common Stock	7,500	03/01/2022
Purchase of Common Stock	5,000	03/03/2022
Purchase of Common Stock	2,500	03/09/2022
Purchase of Common Stock	12,000	03/09/2022
Purchase of Common Stock	4,420	03/09/2022
Purchase of Common Stock	780	03/11/2022
Purchase of Common Stock	5,000	03/14/2022
Purchase of Common Stock	2,050	03/18/2022
Purchase of Common Stock	4,400	03/18/2022
Purchase of Common Stock	4,295	03/29/2022
Purchase of Common Stock	17,759	04/14/2022
Purchase of Common Stock	6,830	04/14/2022
Purchase of Common Stock	10,314	04/14/2022

8 Represents an internal transfer of shares of Common Stock from SCW Capital QP, LP.

9 Represents an internal transfer of shares of Common Stock to SCW Capital QP, LP.

I-2

SCW CAPITAL QP, LP

Purchase of Common Stock	1,200	10/08/2021
Purchase of Common Stock	3,750	10/08/2021
Purchase of Common Stock	400	10/11/2021
Purchase of Common Stock	1,250	10/11/2021
Purchase of Common Stock	800	10/12/2021
Purchase of Common Stock	400	10/12/2021
Purchase of Common Stock	928	10/12/2021
Purchase of Common Stock	1,250	10/12/2021
Purchase of Common Stock	2,500	10/12/2021
Purchase of Common Stock	2,900	10/12/2021
Purchase of Common Stock	2,000	10/13/2021
Purchase of Common Stock	800	10/13/2021
Purchase of Common Stock	400	10/13/2021
Purchase of Common Stock	800	10/13/2021
Purchase of Common Stock	1,250	10/13/2021
Purchase of Common Stock	2,500	10/13/2021
Purchase of Common Stock	6,250	10/13/2021
Purchase of Common Stock	2,500	10/13/2021
Disposition of Common Stock[10]	(3,850)	10/14/2021
Purchase of Common Stock	500	10/15/2021
Purchase of Common Stock	1,500	10/15/2021
Purchase of Common Stock	4,500	10/18/2021
Purchase of Common Stock	1,650	10/19/2021
Purchase of Common Stock	2,000	10/19/2021
Purchase of Common Stock	800	10/22/2021
Purchase of Common Stock	2,500	10/22/2021
Purchase of Common Stock	400	10/26/2021
Purchase of Common Stock	1,250	10/26/2021
Purchase of Common Stock	1,200	11/03/2021
Purchase of Common Stock	1,000	11/03/2021
Purchase of Common Stock	3,750	11/03/2021
Purchase of Common Stock	910	11/04/2021
Purchase of Common Stock	2,130	11/04/2021
Purchase of Common Stock	1,884	11/19/2021
Purchase of Common Stock	250	11/22/2021
Purchase of Common Stock	910	11/24/2021
Purchase of Common Stock	2,130	11/24/2021
Purchase of Common Stock	91	11/26/2021
Purchase of Common Stock	152	11/26/2021
Purchase of Common Stock	213	11/26/2021
Purchase of Common Stock	356	11/26/2021
Purchase of Common Stock	455	11/29/2021
Purchase of Common Stock	1,065	11/29/2021
Purchase of Common Stock	317	11/30/2021
Purchase of Common Stock	746	11/30/2021
Purchase of Common Stock	500	12/01/2021
Purchase of Common Stock	276	12/01/2021
Purchase of Common Stock	646	12/01/2021
Purchase of Common Stock	455	12/02/2021
Purchase of Common Stock	1,065	12/02/2021
Purchase of Common Stock	455	12/03/2021
Purchase of Common Stock	910	12/03/2021
Purchase of Common Stock	500	12/03/2021
Purchase of Common Stock	2,130	12/03/2021
Purchase of Common Stock	1,065	12/03/2021
Purchase of Common Stock	464	12/06/2021
Purchase of Common Stock	1,086	12/06/2021
Purchase of Common Stock	455	12/09/2021
Purchase of Common Stock	230	12/09/2021
Purchase of Common Stock	455	12/09/2021
Purchase of Common Stock	1,065	12/09/2021
Purchase of Common Stock	1,065	12/09/2021
Purchase of Common Stock	539	12/09/2021
Purchase of Common Stock	63	12/10/2021
Purchase of Common Stock	149	12/10/2021
Purchase of Common Stock	226	12/13/2021
Purchase of Common Stock	533	12/13/2021
Purchase of Common Stock	910	12/15/2021
Purchase of Common Stock	561	12/15/2021
Purchase of Common Stock	2,130	12/15/2021
Purchase of Common Stock	1,314	12/15/2021
Purchase of Common Stock	910	12/16/2021
Purchase of Common Stock	117	12/16/2021
Purchase of Common Stock	2,130	12/16/2021
Purchase of Common Stock	273	12/16/2021
Purchase of Common Stock	36	12/17/2021
Purchase of Common Stock	85	12/17/2021
Purchase of Common Stock	135	12/21/2021
Purchase of Common Stock	320	12/21/2021
Purchase of Common Stock	910	12/23/2021
Purchase of Common Stock	2,130	12/23/2021
Purchase of Common Stock	18	12/27/2021
Purchase of Common Stock	1,000	12/27/2021
Purchase of Common Stock	43	12/27/2021
Purchase of Common Stock	447	12/28/2021
Purchase of Common Stock	447	12/28/2021
Purchase of Common Stock	1,068	12/28/2021
Purchase of Common Stock	1,068	12/28/2021
Purchase of Common Stock	18	12/29/2021
Purchase of Common Stock	43	12/29/2021
Purchase of Common Stock	188	12/31/2021
Purchase of Common Stock	448	12/31/2021
Purchase of Common Stock	456	01/04/2022
Purchase of Common Stock	1,087	01/04/2022
Purchase of Common Stock	447	01/05/2022
Purchase of Common Stock	1,068	01/05/2022
Purchase of Common Stock	642	01/06/2022
Purchase of Common Stock	1,533	01/06/2022
Purchase of Common Stock	671	01/07/2022
Purchase of Common Stock	1,601	01/07/2022
Purchase of Common Stock	1,073	01/12/2022
Purchase of Common Stock	895	01/12/2022
Purchase of Common Stock	2,135	01/12/2022
Purchase of Common Stock	2,561	01/12/2022
Purchase of Common Stock	1,342	01/13/2022
Purchase of Common Stock	3,203	01/13/2022
Purchase of Common Stock	447	01/14/2022
Purchase of Common Stock	1,342	01/14/2022
Purchase of Common Stock	3,203	01/14/2022
Purchase of Common Stock	1,068	01/14/2022
Purchase of Common Stock	104	01/19/2022
Purchase of Common Stock	1,790	01/19/2022
Purchase of Common Stock	4,270	01/19/2022
Purchase of Common Stock	249	01/19/2022
Purchase of Common Stock	801	01/20/2022
Purchase of Common Stock	1,553	01/20/2022
Purchase of Common Stock	530	01/21/2022
Purchase of Common Stock	1,025	01/21/2022
Purchase of Common Stock	801	01/24/2022
Purchase of Common Stock	1,553	01/24/2022
Acquisition of Common Stock[11]	8,000	01/24/2022
Purchase of Common Stock	10	01/27/2022
Purchase of Common Stock	21	01/27/2022
Purchase of Common Stock	23	02/24/2022
Purchase of Common Stock	51	02/24/2022
Purchase of Common Stock	4,603	03/03/2022
Purchase of Common Stock	1,500	03/04/2022
Purchase of Common Stock	5,000	03/04/2022
Purchase of Common Stock	630	03/09/2022
Purchase of Common Stock	2,450	03/09/2022
Purchase of Common Stock	5,780	03/10/2022
Purchase of Common Stock	1,090	03/18/2022
Purchase of Common Stock	2,460	03/21/2022
Purchase of Common Stock	705	03/29/2022
Purchase of Common Stock	2,460	04/14/2022
Purchase of Common Stock	285	04/14/2022
Purchase of Common Stock	3,170	04/14/2022
Purchase of Common Stock	4,784	04/14/2022

10 Represents an internal transfer of shares of Common Stock to SCW Capital LP.

11 Represents an internal transfer of shares of Common Stock from SCW Capital LP.

I-3

ROBERT cathey

Purchase of Common Stock	705	02/17/2022
Purchase of Common Stock	12	02/17/2022
Purchase of Common Stock	283	02/17/2022
Purchase of Common Stock	195	02/17/2022
Purchase of Common Stock	300	02/17/2022
Purchase of Common Stock	3	02/17/2022
Purchase of Common Stock	2	02/17/2022
Purchase of Common Stock	999	02/17/2022
Purchase of Common Stock	1	02/17/2022
Purchase of Common Stock	100	02/18/2022
Purchase of Common Stock	100	02/18/2022
Purchase of Common Stock	50	02/18/2022
Purchase of Common Stock	250	02/18/2022
Purchase of Common Stock	29	02/18/2022
Purchase of Common Stock	361	02/18/2022
Purchase of Common Stock	1	02/18/2022
Purchase of Common Stock	109	02/18/2022
Purchase of Common Stock	500	02/18/2022
Purchase of Common Stock	200	02/23/2022
Purchase of Common Stock	700	02/23/2022
Purchase of Common Stock	100	02/23/2022
Purchase of Common Stock	975	02/23/2022
Purchase of Common Stock	25	02/23/2022

I-4

SCHEDULE II

The following table is reprinted from the Company’s revised preliminary proxy statement filed with the Securities and Exchange Commission on April 18, 2022.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of April 7, 2022 for (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company’s current executive officers and directors, and (iii) all of the Company’s current executive officers and directors as a group. Other than as set forth below, we are not aware of any other stockholder who may be deemed a beneficial owner of more than 5% of our Common Stock.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within sixty (60) days after April 7, 2022 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Unless otherwise indicated, the principal address of each of the persons below is c/o Turtle Beach Corporation, 44 South Broadway, 4th Floor, White Plains, New York 10601.

Executive Officers and Directors	Number of Shares Beneficially Owned(1)	Percentage of Outstanding Shares Beneficially Owned(2)
Juergen Stark(3)	655,540	4.0%
John T. Hanson(4)	76,339	*
William E. Keitel(5)	140,449	*
Andrew Wolfe, Ph.D.(6)	104,541	*
L. Gregory Ballard(7)	88,755	*
Kelly Thompson(8)	43,253	*
Yie-Hsin Hung	10,048	*
All current executive officers and directors as a group (7 persons)	1,118,925	6.8%
Stockholders of 5% or more (excludes executive officers and directors)
BlackRock,Inc.(9)	1,022,719	6.2%
The Vanguard Group(10)	807,305	4.9%
The Donerail Group LP(11)	1,369,221	8.3%

*	Less than 1%.
(1)	As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting of a security, or the sole or shared power to dispose, or direct the disposition, of a security.
(2)	Beneficial ownership percentages are based upon 16,478,974 shares of Common Stock outstanding as of April 7, 2022.
(3)	Includes 512,916 stock options that are either currently exercisable or exercisable within sixty (60) days of April 7, 2022.
(4)	Includes 45,941 stock options that are either currently exercisable or exercisable within sixty (60) days of April 7, 2022.
(5)	Includes 67,887 stock options that are either currently exercisable or exercisable within sixty (60) days of April 7, 2022 and 14,500 shares held by The Keitel McSweeney Family Trust, of which Mr. Keitel is a trustee.
(6)	Includes 36,963 stock options that are either currently exercisable or exercisable within sixty (60) days of April 7, 2022.
(7)	Includes 44,852 stock options that are either currently exercisable or exercisable within sixty (60) days of April 7, 2022 and 2,000 shares held by his spouse.
(8)	Includes 19,502 stock options that are either currently exercisable or exercisable within sixty (60) days of April 7, 2022.
(9)	According to a Schedule 13G/A filed with the SEC on February 3, 2022, reporting the beneficial ownership of 1,022,719 shares of Common Stock. BlackRock, Inc. reported it has sole voting power over 1,014,474 shares and sole dispositive power over 1,022,719 shares of Common Stock, respectively. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.
(10)	According to a Schedule 13G filed with the SEC on February 10, 2022, reporting the beneficial ownership of 807,305 shares of Common Stock. The Vanguard Group reported it has shared voting power over 24,172 shares, sole dispositive power over 778,076 shares and shared dispositive power over 29,229 shares of Common Stock, respectively. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
II-1

(11)	According to a Schedule 13D/A jointly filed with the SEC on March 22, 2022 by The Donerail Group LP (“Donerail”), William Wyatt (“Wyatt”), Harbert Fund Advisors, Inc. (“HFA”), Harbert Management Corporation (“HMC”), SCW Capital, LP (“SCW”), SCW Capital QP, LP (“SCW QP”), SCW Capital Management, LP (“SCW Management”), Trinity Investment Group, LLC (“Trinity”) and Robert Cathey (“Cathey,” and, together with SCW, SCW QP, SCW Management and Trinity, “SCW Funds”), reporting the aggregate beneficial ownership of 1,369,221 shares of Common Stock. Donerail reported that it beneficially owns 860,816 shares of Common Stock, including 275,000 shares of Common Stock underlying exercisable call options, and shares voting and dispositive power over such shares with each of Wyatt, HFA and HMC. Wyatt, as the Managing Partner of Donerail, may be deemed the beneficial owner of the shares of Common Stock beneficially owned by Donerail. HFA, in its capacity as “filing adviser” with supervisory control of Donerail, may be deemed the beneficial owner of the shares of Common Stock beneficially owned by Donerail. HMC, in its capacity as managing member of the general partner of Donerail, may be deemed the beneficial owner of the shares of Common Stock beneficially owned by Donerail. SCW reported that it beneficially owns 344,029 shares of Common Stock and shares voting and dispositive power over such shares with SCW Management, Trinity and Cathey. SCW QP reported that it beneficially owns 158,376 shares of Common Stock and shares voting and dispositive power over such shares with SCW Management, Trinity and Cathey. Cathey reported that he beneficially owns 508,405 shares of Common Stock, holding sole voting and dispositive power over 6,000 shares of Common Stock and sharing voting and dispositive power over 344,029 shares of Common Stock beneficially owned by SCW and 158,376 shares of Common Stock beneficially owned by SCW QP. SCW Management, as the investment manager to SCW and SCW QP, may be deemed the beneficial owner of the shares of Common Stock beneficially owned by SCW and SCW QP. Trinity, as the general partner of SCW, SCW QP, and SCW Management, may be deemed the beneficial owner of the shares of Common Stock beneficially owned by SCW and SCW QP.

The address for Donerail and Wyatt is 240 26th Street, 2nd Floor, Santa Monica, CA 90402. The address for HFA and HMC is 2100 Third Avenue North, Suite 600, Birmingham, AL 35203. The address for SCW Funds is 3131 Turtle Creek Blvd, Suite 850, Dallas, TX 75219.

II-2

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Donerail your proxy “FOR” the Nominees and in accordance with Donerail’s recommendations on the other proposals on the agenda for the Annual Meeting by using one of the following methods to vote:

●	Voting via the INTERNET by following the easy instructions included on the enclosed WHITE proxy card;

●	Voting by TELEPHONE by following the easy instructions included on the enclosed WHITE proxy card; or

●	SIGNING, DATING AND MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

Due to ongoing delays in the postal system, we are encouraging stockholders to submit their proxies electronically (by Internet or by telephone) if possible.

You may vote your shares virtually at the Annual Meeting. however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE proxy card electronically by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting instruction form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address or phone number set forth below.

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of Donerail’s proxy materials, please contact Saratoga at the phone numbers listed below.

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders call toll free at (888) 368-0379
Email: info@saratogaproxy.com

WHITE PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 20, 2022

turtle beach corporation

2022 ANNUAL MEETING OF stockholders

THIS PROXY IS SOLICITED ON BEHALF OF the donerail group lp and the other participants in its solicitation

THE BOARD OF DIRECTORS OF turtle beach corporation

IS NOT SOLICITING THIS PROXY

P          R          O          X          Y

The undersigned appoints William Wyatt, John Ferguson and Andrew Freedman, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, $0.001 par value per share (the “Common Stock”), of Turtle Beach Corporation (the “Company”), which the undersigned would be entitled to vote if personally present virtually at the 2022 Annual Meeting of Stockholders of the Company scheduled to be held on June 7, 2022 at 9:00 a.m., Pacific Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to The Donerail Group LP (“Donerail”), a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE NOMINEES IN PROPOSAL 1, “FOR” PROPOSAL 2 AND “AGAINST” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Donerail’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE VOTE VIA THE INTERNET, TELEPHONE OR BY SIGNING, DATING AND MAILING THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

DONERAIL STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR ALL NOMINEES” IN PROPOSAL 1. DONERAIL MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2 AND PROPOSAL 3.

1.	Donerail’s proposal to elect Terry Jimenez, Kimberly Kreuzberger, Katherine L. Scherping, Brian Stech, Michelle D. Wilson, and William Wyatt to the Board to serve until the next Annual Meeting of Stockholders and until their successors are elected and are qualified;
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Terry Jimenez Kimberly Kreuzberger Katherine L. Scherping Brian Stech Michelle D. Wilson William Wyatt	☐	☐	☐ ________________ ________________ ________________ ________________

This Proxy Statement is only soliciting proxies to elect Donerail’s six nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. The names, backgrounds and qualification of the Company’s nominees and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if the Nominees are elected.

Donerail does not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Donerail has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT” box above and write the name(s) of the nominee(s) you do not support on the line below. Your shares of Common Stock will be voted for the remaining nominee(s).

2.	To ratify the selection of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.
☐ FOR	☐ AGAINST	☐ ABSTAIN

WHITE PROXY CARD

3.	To approve, on an advisory basis, the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.